SAMSON OIL & GAS ANNOUNCES NEIL MACLACHLAN’S RETIREMENT
Denver 1700 hours 17th May, 2011, Perth 0700 hours, 18th May, 2011

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) announced today that its Chairman, Mr. Neil Maclachlan, intends to retire from the Board of Directors effective June 30th 2011. Mr. MacLachlan has served on Samson Board of Directors since June 18th 1998, and was elected Chairman of the Board on December 19th 2007.

Upon Mr. MacLachlan’s departure, Dr. Victor Rudenno will assume the position of Chairman. The Board has already initiated a process to identify candidates to serve on an expanded Samson Board.  That process, which is already at an advanced stage, is focusing on individuals with skills and experience that will supplement those of the existing Board members.  The Board is also keen to obtain a complement of U.S. residents on the Board in order to geographically represent Samson’s increased U.S. shareholder base.

On behalf of the Samson Board of Directors, Terence Barr, Managing Director, stated, “The entire Samson Board is grateful for Neil’s thirteen years of service to Samson and its shareholders.  During his tenure on the Board, Neil participated in a period of tremendous growth for the Company, which growth he supported with his intelligence, diligence, wisdom and leadership.  The Board extends its best wishes to Neil in his future endeavors and its most sincere thanks for his dedication to the Company and its shareholders over so many years.”

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,996 million ordinary shares issued and outstanding (including 269 million options exercisable at AUD 1.5 cents), which would be the equivalent of 99.8 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$2.62 per ADS on May 17th, 2011 the company has a current market capitalization of approximately US$278 million.  Correspondingly, based on the ASX closing price of A$0.135 on May 17th, 2011, the company has a current market capitalization of A$265 million.  The options have been valued at their closing price of A$0.12 on May 17th, 2011 and translated to US$ at the current exchange of 1.06 for the purposes of inclusion in the US$ market capitalization calculation.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in this press release or related announcements that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at .sec.gov/edgar/searchedgar/webusers.htm.